Exhibit 99.1

news release

For Immediate Relase

Encana Announces Filing of Preliminary Prospectus for Initial Public Offering of PrairieSky Royalty

Calgary, Alberta April 14, 2014

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Encana Corporation (“Encana”) (TSX:ECA)(NYSE:ECA) announced today that PrairieSky Royalty Ltd. (“PrairieSky”), a wholly-owned subsidiary of Encana, has filed and obtained a receipt for a preliminary prospectus in respect of its initial public offering of common shares with the securities regulatory authorities of all provinces and territories in Canada (the “Offering”). The Offering is being conducted by way of a secondary offering by Encana, which will receive the net proceeds of the Offering.

Consistent with its strategy announced in November 2013, Encana is establishing PrairieSky to provide investors with the opportunity to invest directly in a royalty business, which includes approximately 5.2 million acres of fee simple mineral title lands in central and southern Alberta with petroleum and/or natural gas rights. The creation of PrairieSky, from Encana’s fee simple mineral title lands and associated royalty interests that formed part of its Clearwater business unit, gives Encana the opportunity to unlock value from its royalty business.

PrairieSky does not intend to directly conduct operations to explore for, develop or produce petroleum or natural gas. Instead, the company will focus on attracting third party capital investment to develop PrairieSky’s properties which is expected to provide PrairieSky with royalty revenues as petroleum and natural gas are produced from those properties.

Upon closing of the Offering, Encana is expected to hold a majority interest in PrairieSky. Although Encana will provide certain day-to-day administrative services on a transition basis until December 31, 2014, Encana intends to act only as an investor in, and not as a manager of, PrairieSky.

The Board of Directors of PrairieSky have been appointed and will be led by James M. Estey, as Chair, and includes Sherri A. Brillon, Brian G. Shaw, Sheldon B. Steeves, Bruce G. Waterman and Andrew M. Phillips. The executive management team of PrairieSky is led by Mr. Phillips, as President & Chief Executive Officer, and includes L. Geoffrey Barlow, as Vice-President, Finance & Chief Financial Officer, and Cameron M. Proctor, as Vice-President, Legal & Corporate Services and Corporate Secretary.

The Offering is being joint bookrun by TD Securities Inc. and CIBC. Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including regulatory approvals. The Offering is expected to close in late May to early June, 2014.

A preliminary prospectus containing important information relating to these securities has been filed with the securities commissions or similar authorities in each province and territory of Canada. The preliminary prospectus is still subject to completion or amendment. Copies of the preliminary prospectus are available on SEDAR at http://www.sedar.com or from the underwriters named in the preliminary prospectus. This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale or any acceptance of an offer to buy these securities until a receipt for the final prospectus has been issued.

The securities of PrairieSky have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or except pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of PrairieSky’s shares in the United States.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing Encana shareholders and potential investors with information regarding Encana and PrairieSky, including management’s assessment of Encana’s and PrairieSky’s future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the expected future activities of PrairieSky following closing of the Offering, Encana’s expected ownership level in PrairieSky following closing of the Offering, expectations that applicable regulatory approvals will be obtained, the success of the Offering, expected timing of closing of the Offering, and Encana’s intention to act as an investor in, and not as a manager of, PrairieSky.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Encana’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. There can be no assurance that PrairieSky will ultimately complete the Offering, the size of the retained interest that Encana would hold initially or in the future in PrairieSky, and other arrangements that would exist between Encana and PrairieSky. Completion of the Offering is subject to a number of risks and uncertainties, including without limitation, those relating to due diligence, favourable market conditions, stock exchange, regulatory and third party approvals, and approval by Encana’s and PrairieSky’s Board of Directors. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, all of which are subject to the risk factors identified elsewhere in this news release or in the preliminary prospectus including assumptions related to receipt of all required regulatory approvals and completion of the Offering.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana and PrairieSky undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

FOR FURTHER INFORMATION PLEASE CONTACT:

Encana Corporation—Investor contact

Brian Dutton

Advisor, Investor Relations

(403) 645-2285

Encana Corporation

Patti Posadowski

Advisor, Investor Relations

(403) 645-2252

Encana Corporation—Media contact

Jay Averill

Media Relations

(403) 645-4747